

Mail Stop 3561

June 13, 2016

Bob Sasser
Chief Executive Officer
Dollar Tree, Inc.
500 Volvo Parkway
Chesapeake, Virginia 23320

> **Re: Dollar Tree, Inc.**
> **Amendment No. 1 to Registration Statement on Form S-4**
> **Filed June 2, 2016**
> **File No. 333-211142**
> **Form 10-K for Fiscal Year Ended January 30, 2016**
> **Filed March 28, 2016**
> **File No. 000-25464**
> **Form 8-K filed May 5, 2016**
> **File No. 000-25464**
> **Form 10-Q for Quarterly Period Ended April 30, 2016**
> **Filed June 9, 2016**
> **File No. 000-25464**

Dear Mr. Sasser:

We have reviewed your amended registration statement and responses to our comments on your other filings. We have the following comments; in some, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your registration statement and the information you provide in response to these comments, we may have additional comments. Unless we note otherwise, our references to prior comments are to comments in our May 24, 2016 letter.

Registration Statement on Form S-4

1. Please revise this section to incorporate by reference the 8-K filed March 23, 2016, the 8-K/A filed June 2, 2016, and the 10-Q filed June 9, 2016.

Form 10-K for the Fiscal Year Ended January 30, 2016

Note 2 - Acquisition, page 53

2. We reviewed your response to comment 6. To the extent you include the pro forma summary regarding Family Dollar in future filings please clearly include disclosure, if true, that the divestiture is excluded and the impact. In this regard, pro forma recognition should be given to the impact of the divestiture, a condition of the acquisition, to the extent it is identifiable at the time the pro formas are prepared. If operations to be divested are not identifiable with any reasonable certainty at that time, the notes to the pro forma financial information should disclose any contingencies and the reasonably possible impact on the financial statements.

3. We reviewed your response to comment 7. In future filings, please disclose a qualitative description of expected synergies for material acquisitions where significant goodwill is recognized.

Note 6 – Long-Term Debt, page 63

4. We note your response to comment 8 that you believe the disclosure requirements of Rule 4-08(e)(1) are satisfied by the description of the covenants in the Form 10-K. Please tell us the amount of retained earnings or net income restricted or free of restrictions as of January 30, 2016. In future filings please disclose the amount of retained earnings or net income restricted or free of restrictions as required by Rule 4-08(e)(1) of Regulation S-X.

Form 8-K filed May 5, 2016, Exhibits 99.1 and 99.6

5. We reviewed your response to comment 9. Please clarify further why $74.4 million in accelerated depreciation expense was included in Exhibit 99.1 but excluded in Exhibit 99.6 and why $34.3 million in other non-recurring items were also excluded from Exhibit 99.6 Please explain in greater detail the nature and basis of these adjustments. Please also explain your basis for the elimination of amortization and depreciation on the inventory step-up and fixed asset purchase price adjustments disclosed in both exhibits as it appears these adjustments have a continuing impact beyond the transaction date. Further, please respond to that portion of our comment requesting your consideration of presenting each pro forma adjustment separately on the face of the condensed combined income statement or alternatively providing the individual components of the adjustments, such as adjustment (B) in Exhibit 99.6, in the notes.

Form 8-K filed May 26, 2016, Exhibit 99.1

6. You disclose a full non-GAAP income statement which is inconsistent with the updated Compliance and Disclosure Interpretations issued on May 17, 2016. Please review this guidance when preparing your next earnings release.

<u>Form 10-Q for the quarterly period ended April 30, 2016</u>

<u>Notes to Unaudited Condensed Consolidated Financial Statements</u>

<u>1. Basis of Presentation, page 7</u>

7. Please tell us your consideration of disclosing the cumulative effect of the change on retained earnings as of the beginning of the period of adoption of ASU No. 2016-09. Refer to ASC 718-10-65-4. Please also disclose whether you elected to estimate the number of awards that are expected to vest or to account for forfeitures when they occur.

<u>2. Acquisition, page 8</u>

8. You disclose that you have excluded material non-recurring adjustments from the pro forma financial information including the step-up of Family Dollar inventory to its fair value. In this regard, this fair value adjustment appears to relate to each item in the acquired inventory and its unwinding recurs as each item is sold such that there is a continuing impact beyond the transaction date. If our understanding is not correct, please tell us or revise your pro forma summary to include the unwinding of your fair value inventory step-up.

9. Please explain the nature of the accelerated depreciation and amortization or product rationalization charges that have been excluded from your pro forma summary, tell us the related amount of these adjustments, and the guidance you relied on in not giving effect to these charges.

<u>10. Condensed Consolidating Financial Information, page 14</u>

10. Please disclose, if true, that all guarantees are full and unconditional.

You may contact Scott Stringer, Staff Accountant, at 202-551-3272 or Donna Di Silvio, Staff Accountant, at 202-551-3202 if you have questions regarding comments on the financial statements and related matters. Please contact Charlie Guidry, Staff Attorney, at 202-551-3621, Lilyanna Peyser, Special Counsel, at 202-551-3222, or me at 202-551-3720 with any other questions.

Sincerely,

/s/ Lilyanna Peyser for

Mara L. Ransom
Assistant Director
Office of Consumer Products

cc: Brandon Price, Esq.